                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 4
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                          November 1, 1995
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John R. Simplot
     ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       18,025,049
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       18,025,049
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,025,049
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.7%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. R. Simplot Self-Declaration of Revocable Trust dated
     December 21, 1989
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       11,902,651
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       11,902,651
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,902,651
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.7%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               OO
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JRS Properties L.P.
     EIN #82-0485383
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       6,122,449
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       6,122,449
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,122,449
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2.9%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               PN
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. R. Simplot Company
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Nevada
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       26,299,000
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       26,299,000
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,299,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     12.7%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Simplot Canada Limited
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       WC
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Canada
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       2,600,000
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       2,600,000
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,600,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.2%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
_________________________________________________________________

Item 1.   Security and Issuer

     This Amendment No. 4 to Schedule 13D, filed on behalf of John R. Simplot, J. R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989, JRS Partnership, L.P., J. R. Simplot Company and Simplot Canada Limited (collectively, the "Reporting Persons"), relates to the class of common stock, $.10 par value (the "Common Stock"), of Micron Technology, Inc. a Delaware corporation (the "Issuer"), with its principal offices located at 8000 South Federal Way, Post Office Box 6, Boise, Idaho 83707-0006.

Item 2.   Identity and Background

     The following information is given with respect to the Reporting Persons:

     The principal business address of John R. Simplot ("Mr. Simplot") is 999 Main Street, Suite 1300, Boise, Idaho 83702. Mr. Simplot is the sole trustee of the J. R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Revocable Trust") and he is the general partner of JRS Partnership L.P., an Idaho limited partnership, (the "Partnership"). His principal business is investment planning.

    The principal business address of the Revocable Trust is 999 Main Street, Suite 1300, Boise, Idaho 83702. Mr. Simplot is the sole trustee of the Revocable Trust. The Revocable Trust is the sole general partner of the S-Sixteen Partnership, an Idaho limited partnership (the "S-Sixteen Partnership"). The principal business of the Revocable Trust is investment planning.

    The principal business address of the Partnership is 999 Main Street, Suite 1300, Boise, Idaho 83702. Mr. Simplot is the sole general partner of the Partnership and also holds a limited partner's interest in the Partnership. The principal business of the Partnership is investment planning.

    The principal business address of J. R. Simplot Company, a Nevada corporation (the "Company") is 999 Main Street, Suite 1300, Boise, Idaho 83702. The principal business of the Company is food processing, manufacturing and sales of fertilizers and agricultural chemicals. The voting stock of the Company is owned by members of the Simplot family. Mr. Simplot does not own any voting stock of the Company. Information concerning the officers and directors of the Company is included in Annex I and incorporated herein by reference.

     The principal business address of Simplot Canada Limited ("SCL") is 1400-17 Street East Brandon, Manitoba R7A 7C4 Canada. SCL is a wholly-owned subsidiary of the Company. Information concerning the officers and directors of SCL is included in Annex II and incorporated herein by reference. The principal business of SCL is fertilizer and agriculture.

    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Mr. Simplot is a citizen of the United States of America.
The Revocable Trust and the Partnership are entities organized under the laws of the State of Idaho. The Company is an entity organized under the laws of the State of Nevada. SCL is organized under the laws of the Canada.

Item 3.   Source and Amount of Funds or Other Consideration

     The Common Stock listed in Item 5 were acquired with the following sources of funds:

     On November 1, 1995, Mr. Simplot, as trustee and settlor of the Revocable Trust, distributed 6,000,000 shares of Common Stock (the "Transferred Shares"), which are the subject of this
Schedule 13D filing, from the Revocable Trust to himself. Immediately thereafter, Mr. Simplot contributed the Transferred Shares to the Partnership. The consideration paid by the Partnership to Mr. Simplot for the Transferred Shares was a general partner's interest and a limited partner's interest in the Partnership.

    On November 7, 1995, the S-Sixteen Partnership purchased 122,500 shares of Common Stock with funds contributed by the Revocable Trust. On November 8, 1995, the S-Sixteen Partnership contributed 122,449 shares of Common Stock to the Partnership. The consideration paid by S-Sixteen Partnership for the 122,500 shares of Common Stock purchased on November 7, 1995 was $8,463,770, including commissions. On November 6, 1995, the Revocable Trust borrowed such amount from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") under a customary margin loan, pursuant to a previously-reported Cash Management Account Agreement dated January 11, 1990 between the Revocable Trust and Merrill Lynch ("CMA Agreement"), and contributed such amount to the S-Sixteen Partnership. The consideration paid by the Partnership to the S-Sixteen Partnership for the 122,449 shares of Common Stock was a limited partner's interest in the Partnership.

     Mr. Simplot and the Revocable Trust acquired the Common Stock listed in Item 5 with personal funds and funds provided pursuant to the previously-reported CMA Agreement. Pursuant to the CMA Agreement, the Revocable Trust pledged all its assets to Merrill Lynch to secure its margin loans. Pursuant to a Continuing Guarantee Unlimited dated November 1, 1995, Mr. Simplot guaranteed the payment to Merrill Lynch of: (1) all commissions, fees, expenses or charges which Merrill Lynch may incur in the execution of the Revocable Trust's orders; (2) the purchase price or delivery of all securities purchased by the Revocable Trust with funds borrowed from Merrill Lynch; and
(3) any losses which Merrill Lynch may sustain on the Revocable Trust's accounts. Pursuant to the Supplemental Agreement for Borrowing Against Shelf-registered, Control or Restricted Securities dated November 1, 1995, the Partnership pledged the 6,122,449 shares of Common Stock held by the Partnership as collateral to secure all customary margin loans extended by Merrill Lynch to the Revocable Trust.

     The Company acquired the Common Stock listed in Item 5 pursuant to the merger of Simplot Financial Corporation ("SFC") into the Company. SFC acquired the Common Stock from the Issuer pursuant to private placement offerings.

     SCL acquired to Common Stock listed in Item 5 with working capital in the amount of $17,095,000.

Item 4.   Purpose of Transaction

     The securities listed in Item 5 as held by each Reporting Person are held for investment purposes. Subject to availability and price, and subject to applicable laws and regulations, each of the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock owned by such Reporting Person at any time or from time to time.

     Except as set forth in this Item 4, the Reporting Persons have no other present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) Mr. Simplot beneficially owns an aggregate of 18,025,049 shares of Common Stock consisting of (x) 6,122,449 shares held by the Partnership, (y) 11,902,600 shares held in the Revocable Trust, and (z) 51 shares held by the S-Sixteen Partnership. Mr. Simplot has the sole power to dispose of, and the sole power to direct the vote of, the 18,025,049 shares of Common Stock. Such shares represent 8.7% of the outstanding Common Stock, based on the number of shares of Common Stock outstanding on August 31, 1995 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended August 31, 1995 (the "Issuer's Form 10-K"). Mr. Simplot is the founder of the Company. He retired from the position of a director and Chairman of the Board of the Company on April 4, 1994 and has not been an officer or a director of the Company since that date. He is neither an officer nor a director of SCL, and does not own any voting shares of either the Company or SCL. Mr. Simplot disclaims beneficial ownership of the shares of Common Stock held by the Company or SCL.

     The Partnership beneficially owns 6,122,449 shares of Common Stock. Mr. Simplot, as general partner of the Partnership, has the sole power to dispose of, and the sole power to direct the vote of, the 6,122,449 shares of Common Stock. Such shares represent 2.9% of the outstanding Common Stock based on the number of shares outstanding as reported on the Issuer's Form 10-
K. The Partnership disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     The Revocable Trust beneficially owns an aggregate of 11,902,651 shares of Common Stock, consisting of (x) 11,902,600 shares held in the Revocable Trust and (y) 51 shares held by the S-Sixteen Partnership. Mr. Simplot, as sole trustee of the Revocable Trust, has the sole power to dispose of, and the sole power to direct the vote of, the 11,902,651 shares of Common Stock. Such shares represent 5.7% of the outstanding Common Stock based on the number of shares outstanding as reported on the Issuer's Form 10-K. The Revocable Trust disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     The Company beneficially owns an aggregate of 26,299,000 shares of Common Stock, consisting of (x) 23,699,000 shares of Common Stock held by the Company and (y) 2,600,000 share of Common Stock held by SCL. The Company has the sole power to dispose of, and the sole power to direct the vote of, the 26,299,000 shares of Common Stock. Such shares represent 12.7% of the outstanding Common Stock based on the number of shares outstanding as reported on the Issuer's Form 10-K. The Company disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person, other than SCL.

     SCL beneficially owns 2,600,000 shares of Common Stock. SCL has the sole power to dispose of, and the sole power to direct the vote of, the 2,600,000 shares of Common Stock. Such shares represent 1.2% of the outstanding Common Stock based on the number of shares outstanding as reported on the Issuer's Form 10-
K. SCL disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     (b) None of the Reporting Persons have acquired any additional shares of Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     Mr. Simplot and the S-Sixteen Partnership executed the Limited Partnership Agreement for the JRS Properties L.P. dated November 1, 1995, pursuant to which Mr. Simplot and the S-Sixteen Partnership contributed 6,000,000 and 122,449 shares of Common Stock to the Partnership on November 1, 1995 and November 8, 1995, respectively.

     On January 11, 1990, Mr. Simplot, as trustee for the Revocable Trust, executed the CMA Agreement pursuant to which Merrill Lynch has extended customary margin loans to the Revocable Trust to permit the Revocable Trust to purchase securities and execute routine trading transactions. On November 6, 1995, pursuant to the CMA Agreement, the Revocable Trust borrowed from Merrill Lynch, and contributed to the S-Sixteen Partnership, funds in the amount necessary to pay for the 122,500 shares of Common Stock purchased on November 7, 1995 by the S-Sixteen Partnership.

     On November 1, 1995, Mr. Simplot as general partner of the
Partnership executed a Letter of Undertaking pursuant to which the Partnership agreed not to sell its assets without the written consent of Merrill Lynch.

     Other than as described herein, the Reporting Persons do not have any other contract, arrangement or understanding with respect to the Common Stock.

Item 7.   Material to be Filed as Exhibits

Exhibit Number              Exhibit

     A.        Limited Partnership Agreement for the JRS
               Properties L.P. dated November 1, 1995 (excerpts).

     B. Letter of Undertaking dated on November 1, 1995 given by JRS Properties L.P. to Merrill Lynch,
               Pierce, Fenner & Smith Incorporated (excerpts).

     C. Joint Filing Agreement dated November 27, 1995 by and among John R. Simplot, JRS Properties L.P.,
               J. R. Simplot Self-Declaration Revocable Trust dated December 21, 1989, J. R. Simplot Company and Simplot Canada Limited.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  November 22, 1995          Dated:  November 22, 1995

Simplot Canada Limited             J. R. Simplot Company

By:     /s/ RONALD N. GRAVES__     By:    /s/ RONALD N. GRAVES__
Title:  Secretary_____________     Title: Secretary_____________



Dated:  November 22, 1995          Dated:  November 22, 1995

JRS Properties L.P.                John R. Simplot

By:  /s/ JOHN R. SIMPLOT______     /s/ JOHN R. SIMPLOT__________
     John R. Simplot,
     as General Partner



Dated:  November 22, 1995

J. R. Simplot Self-
Declaration of Revocable Trust
dated December 21, 1989

By:  /s/ JOHN R. SIMPLOT______
     John R. Simplot,
     as Trustee

                                                          Annex I

     The names and principal occupations of the executive officers and directors of the Company, all of whom are United States citizens, and their individual holdings of the Common Stock are listed in the table below. Unless otherwise indicated, the business address of each executive officer and director of the Company is 999 Main Street, Suite 1300, Boise, Idaho 83702.

Name and Business       Position and Principal      Common Stock
Address                 Occupation                  Holdings
_________________       _______________________     _____________

Stephen A. Beebe        Director; President and     None
                        Chief Executive Officer

Gordon C. Smith         Director                    750

Scott R. Simplot        Director                    None

A. Dale Dunn            Director                    600

Don J. Simplot          Director; Vice President    143,020

Gay Simplot Otter       Director                    120,250

Jack E. Morgan          Director                    5,000
1160 Santa Maria Drive
Boise, Idaho  83707

Lawrence E. Costello    Vice President              None

James D. Crawford       Treasurer                   None

John Edward Simplot     Director                    2,200

Bill Daniels            Senior Vice President       1,000

Ronald N. Graves        Secretary                   800

C. Larry Hinderager     Senior Vice President       None

     To the best of the Reporting Persons' knowledge, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                        Annex II

     The names and principal occupations of the executive officers and directors of Simplot Canada Limited ("SCL"), and their individual holdings of the Common Stock are as follows:
Unless otherwise indicated, the business address of each executive officer and director of SCL is 999 Main Street, Suite 1300, Boise, Idaho 83702.


Name, Business Address      Position and Principal   Common Stock
and Citizenship             Occupation               Holdings
_______________________     ______________________   ____________

Kenneth Watson (Canada)     Director; Treasurer      None
1400-17 Street East
Brandon, Manitoba R7A 7C4

Lawrence E. Costello (USA)  Vice President and       See Annex I
                            Chief Financial Officer

Ronald N. Graves (USA)      Secretary                See Annex I

C. Larry Hinderager (USA)   Director; President      See Annex I

James D. Crawford (USA)     Assistant Treasurer      None

Stephen A. Beebe (USA)      Director                 See Annex I

Warren Gray (Canada)        Director                 None
1400-17 Street East
Brandon, Manitoba R7A 7C4

Larry Taylor (Canada)       Director                 None
1400-17 Street East
Brandon, Manitoba R7A 7C4

     To the best of the Reporting Persons' knowledge, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.